

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Michael Schrum
Chief Financial Officer
The Bank of N. T. Butterfield & Son Limited
65 Front Street Hamilton
HM 12 Bermuda

> **Re:** **The Bank of N. T. Butterfield & Son Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-37877**

Dear Mr. Schrum:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services